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                                                                      EXHIBIT 64


FOR IMMEDIATE RELEASE
---------------------


                    SAMSUNG ELECTRONICS CO., LTD. ANNOUNCES
                         EXTENSION OF AST TENDER OFFER

IRVINE, CA., July 2, 1997 -- Samsung Electronics Co., Ltd. announced today that it has extended its cash tender offer to acquire all of the outstanding shares of AST Research, Inc. (NASDAQ: ASTA) not currently owned by Samsung for $5.40 per share.

The offer is being extended to allow additional time for the receipt of the required approvals by the government of the Republic of Korea. All other government approvals have been obtained. The tender offer and withdrawal rights will now expire at 5:00 p.m., New York City time, on Monday, July 21, 1997, unless further extended. Samsung has been informed by the Depositary that 27,891,897 shares (or approximately 88% of the outstanding shares not owned by Samsung) had been tendered as of July 1, 1997.

Samsung stated that it believes it has provided all information required by the Korean governmental authorities; and that it has no reason to believe that the required approvals from the requisite Korean governmental authorities will not be obtained.